Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Ubihere, Inc.
4621 Lyman Drive
Hilliard, OH 43026
https://ubihere.com/

Up to $1,070,000.00 in Common Stock at $6.25
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Ubihere, Inc.
Address: 4621 Lyman Drive, Hilliard, OH 43026
State of Incorporation: OH
Date Incorporated: October 17, 2016

Terms:

Equity

Offering Minimum: $10,000.00 | 1,600 shares of Common Stock
Offering Maximum: $1,070,000.00 | 171,200 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $6.25
Minimum Investment Amount (per investor): $312.50

Company Perks*

Time-Based:

Friends, Family, and Followers - Invest within the first 14 days and receive 20% bonus shares.

Early Advocates - Invest within the second 14 days and receive 10% bonus shares.

Last Chance Bonus - Invest within the third 14 days and receive 5% bonus shares.

Amount-Based:

Tier 1 | $1,000+

Custom Ubihere compass keychain.

Tier 2 | $10,000+

Custom Ubihere compass keychain and commerative Ubihere intellegent tracking tag.

Tier 3 | $100,000+

Invitation to Ubihere headquarters to see tags being manufactured and dinner with the founders.

The 10% StartEngine Owners' Bonus:

Ubihere, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $6.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $625.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

**All perks occur when the offering is completed.

Voting Rights of Securities Sold in this Offering:

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company and its Business

Company Overview

Ubihere is an Artificial Intelligence (AI) company Led by serial technology entrepreneurs with a history of successfully commercializing university-based research. In 2018, Ubihere exclusively licensed a broad geo-spatial information patent from The Ohio State University. The patent was granted based on years of research by Dr. Alper Yilmaz, Ubihere's founder, in support of NASA's "Mission to Mars" and

"Return to the Moon" programs. This research and subsequent patent are the foundation on which Ubihere was built.

Ubihere's suite of products enable real-time and accurate location, tracking, and interaction data collection and analysis to provide actionable value-added intelligence to customers. Ubihere will market its hardware and software solutions to healthcare, retail, logistics, manufacturing, and defense customers. The Company plans for revenue to be generated through a combination of hardware sales, annual licensing revenue, and support contracts.

Competitors and Industry

Ubihere currently has two product lines.

Ubitrax is an intelligent indoor/outdoor solution providing real-time location and movement informatics to support business and process decisions in healthcare, manufacturing, retail, defense, and government markets.

The global Indoor Positioning and Navigation market was valued at $6.92 billion in 2020 and is projected to grow to $23.6 billion in 2025 at a CAGR of 27.9%. The global market for Asset Tracking and Inventory Management Solutions estimated at US$13.3 Billion in the year 2020, is projected to reach a size of US$30 Billion by 2027, growing at a CAGR of 12.3%. Ubitrax competes in both of these markets against companies such as Zebra Technologies, TVL Inc., AiRISTA Flow, and others. Ubihere competitor Samsara completed a $400mm capital raise at a $5.4B valuation in 2020, which we believe underscores the size of the Asset Tracking markets.

Ubivision is a small, compact, artificially intelligent camera system which provide real-time point of collection video processing and analysis capability for customers in autonomy, healthcare, manufacturing, warehousing, retail, logistics, transportation, and defense. Ubivision allows customers to customize their solutions to capture object interactions, ensure process integrity, track movement of people and things, and navigate autonomous systems visually.

The AI in Computer Vision Market is estimated to be valued at USD 15.9 billion in 2021 and reach USD 51.3 billion by 2026; it is anticipated to grow at a CAGR of 26.3%. Ubivision will compete in this market against companies such as NVIDIA, Intel, and Qualcomm. As an example, we believe Mobileye's $15.3 billion sale to Intel in 2018, highlight the potential of the AI computer vision market.

We believe Ubihere's foundational research, relative cost, accuracy & vertical tracking ability, simplicity of integration, and customizability are key differentiators that separate Ubihere from its competitors.

Current Stage and Roadmap

Over the past 18 months, Ubihere has been engaged with large-scale development, pilot, and launch customers to support the commercialization of the Ubitrax and Ubivision product lines.

Ubitrax Development:

In July of 2020, Ubihere was awarded a 15-month $875,000 contract from the US Air Force which was matched with a $500,000 investment from Converge Ventures in October of 2020. This funding was to be utilized to complete the design, development, and testing of the Ubitrax product line for use by the US Air Force. Ubihere has successfully completed every deliverable to date for this contract.

Ubihere is currently working with the US Air Force to execute an indefinite delivery indefinite quantity (IDIQ) contract which is expected to be awarded in October of 2021. This contract would allow the Air Force to purchase Ubitrax systems, without competition, across the entire service.

Ubihere finalized hardware designs for Ubitrax suite of products in June of 2021. Engineering design files are now being completed for submission to certification labs for FCC compliance. Completion of certification is expected in November of 2021, at which time Ubihere expects to begin selling the Ubitrax solutions to customers in multiple industries.

Ubivision Development:

In December of 2019, the US Air Force awarded Ubihere a 3-month $25,000 contract to evaluate Ubivision's ability to track assets and people. In December of 2020, the US Air Force awarded Ubihere a 6-month $149,996 contract to evaluate Ubivision's ability to perform stand-alone visual based navigation. Both of these contracts were successfully completed. The Air Force sponsored Ubihere's submission of follow-on proposals in the amount of $1.5mm which are currently under review and evaluation. Ubihere will utilize funding from these initiatives, if awarded, and other anticipated federal and state commercialization proposals to complete full development and testing of a Ubivision navigation solution for autonomous drones, forklifts, and tug-carts.

Ubivision development is expected to be completed in January of 2022; certification is expected to be completed in April of 2022; and commercial sales are expected to begin in May of 2022.

The Team

Officers and Directors

Name: John Bair

John Bair's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and CEO
  Dates of Service: January 10, 2019 - Present
  Responsibilities: Mr. Bair provides oversight and management of all aspects of corporate operations. He is responsible for establishing the company's priorities and ensuring they are achieved. Mr. Bair also oversees the engineering design and product developments of the company. He provides mentorship and expertise to the company's program managers. Mr. Bair currently commits 50% of his time to his position for Ubihere and his current salary is $75K.

- **Position:** Chairman of the Board
  Dates of Service: January 10, 2019 - Present
  Responsibilities: In his role as Chairman of the Board, Mr. Bair leads the activities of the Board of Directors of Ubihere. Heactively participates in the corporate governance of Ubihere. This includes appointing and removing executive positions, authorizing new stock in the company, evaluating and approving compensation and incentive plans, and other related company oversight activities. He is not compensated for his efforts as a Director.

Other business experience in the past three years:

- **Employer:** Converge Technologies
  Title: CEO/CTO
  Dates of Service: December 18, 2018 - Present
  Responsibilities: Mr. Bair provides oversight and management of all aspects of corporate operations. He is responsible for establishing the company's priorities and ensuring they are achieved. Mr. Bair also oversees the engineering design and product developments of the company. He provides mentorship and expertise to the company's program managers.

Name: Dr. Alper Yilmaz

Dr. Alper Yilmaz's current primary role is with Ohio State University. Dr. Alper Yilmaz currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer and Founder
  Dates of Service: February 17, 2018 - Present
  Responsibilities: Dr. Yilmaz is the founder and Chief Technology Officer of Ubihere. He oversees the development of his research into the commercial products of the company. Dr. Yilmaz provides regular technical input to the engineering team relevant to the ongoing commercialization efforts for Ubitrax and Ubivision. He leads the company's emerging research into topics such as visual based navigation and cognitive scene processing. Dr. Yilmaz dedicates approximately 20% of his time to his Ubihere positions and currently receives no salary for his efforts. He has 6.7% of founder's equity in the company.

- **Position:** Director
  Dates of Service: February 17, 2016 - Present
  Responsibilities: In his role as Director, Dr. Yilmaz actively participates in the corporate governance of Ubihere. This includes appointing and removing executive positions, authorizing new stock in the company, evaluating and approving compensation and incentive plans, and other related company oversight activities. He is not compensated for his efforts as a Director.

Other business experience in the past three years:

- **Employer:** Ohio State University
  Title: Professor
  Dates of Service: August 01, 2006 - Present
  Responsibilities: Professor of GeoInformatics with appointments in Civil, Environmental and Geodetic Engineering Department, and Computer Science and Engineering Department

Name: Mike Minihan

Mike Minihan's current primary role is with BuildBlockBiz, LLC and its subsidiaries. Mike Minihan currently services As a board member, Mike attends quarterly board meeting and is involved with other company matters as necessary - approximately 8 hours weekly. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: April 01, 2021 - Present
  Responsibilities: In his role as Director, Mr. Minihan actively participates in the corporate governance of Ubihere. This includes appointing and removing executive positions, authorizing new stock in the company, evaluating and approving compensation and incentive plans, and other related company oversight activities. He is not compensated for his efforts as a Director.

Other business experience in the past three years:

- **Employer:** BuildBlockBiz, LLC and its subsidiaries
  Title: Managing Partner
  Dates of Service: April 01, 2008 - Present
  Responsibilities: Manage day-to-day operations of the company

Other business experience in the past three years:

- **Employer:** Converge Ventures

Title: CFO
Dates of Service: January 01, 2021 - Present
Responsibilities: Maintain internal accounting, responsible for banking, tax returns, etc.

Other business experience in the past three years:

- **Employer:** Lighthouse Avionics, Inc.
  Title: CFO
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Maintain internal accounting, responsible for banking, tax returns, etc.

Other business experience in the past three years:

- **Employer:** WTP Exchange LLC
  Title: Co-owner, Advisory Board member
  Dates of Service: January 01, 2006 - Present
  Responsibilities: Advisory

Other business experience in the past three years:

- **Employer:** ArtsWestchester, Inc.
  Title: President of Board of Directors
  Dates of Service: July 01, 2013 - Present
  Responsibilities: Advisory

Name: Wayne Embree

Wayne Embree's current primary role is with Rev1 Ventures, Inc.. Wayne Embree currently services As a board member, Wayne attends quarterly board meetings and is involved with other company matters as necessary - 0-2 hours a week as required. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: May 01, 2021 - Present
  Responsibilities: In his role as Director, Mr. Embree actively participates in the corporate governance of Ubihere. This includes appointing and removing executive positions, authorizing new stock in the company, evaluating and approving compensation and incentive plans, and other related company oversight activities. He is not compensated for his efforts as a Director.

Other business experience in the past three years:

- **Employer:** Rev1 Ventures, Inc.
  Title: Executive Vice President – Investments & Venture Development
  Dates of Service: September 01, 2012 - Present
  Responsibilities: Member of executive, investment and venture development teams. Approval and cheque-writing authority for certain transactions

Other business experience in the past three years:

- **Employer:** Clarametyx Biosciences
  Title: Director
  Dates of Service: May 01, 2020 - Present
  Responsibilities: Corporate governance

Other business experience in the past three years:

- **Employer:** Lyst Therapeutics
  Title: Director
  Dates of Service: August 01, 2017 - Present
  Responsibilities: Corporate governance

Other business experience in the past three years:

- **Employer:** Thrive Neuromedical
  Title: Director
  Dates of Service: June 01, 2020 - Present
  Responsibilities: Corporate governance

Other business experience in the past three years:

- **Employer:** Simple-Fill, Inc.
  Title: Director
  Dates of Service: January 01, 2014 - Present
  Responsibilities: Corporate governance

Other business experience in the past three years:

- **Employer:** InnovateIP
  Title: Director
  Dates of Service: October 01, 2017 - Present
  Responsibilities: Corporate governance

Other business experience in the past three years:

- **Employer:** Ambassador Software Works
  Title: Director
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Corporate governance

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock of Ubihere, Inc. should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC

limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Ubivision cameras. Delays or cost overruns in the development of our Ubivision cameras and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The company currently has an exclusive license with The Ohio State University for the patent protecting our products. We believe one of the most valuable components of the Company is our intellectual property portfolio. If the university does not properly administer the patent, the patent office may allow it to abandon, resulting in loss of value.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FCC (Federal Communications Commission) and FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Converge Ventures LLC	1,090,000	Common Stock	27.0

The Company's Securities

The Company has authorized Common Stock, and TCF Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 171,200 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 4,000,000 outstanding.

Voting Rights

Common stock voting rights with a shareholder's agreement.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

TCF Convertible Note

The security will convert into Common stock and the terms of the TCF Convertible Note are outlined below:

Amount outstanding: $150,860.00
Maturity Date: December 14, 2020
Interest Rate: 7.5%
Discount Rate: 20.0%
Valuation Cap: $1,500,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with TCF Convertible Note.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $500,000.00
  Number of Securities Sold: 163
  Use of proceeds: To satisfy the matching investment requirement in Air Force Phase II contract
  Date: September 30, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Ubihere - Results of Operations Narrative

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $337,810, an increase of approximately 84% over 2019

revenue of $183,792. This increase is primarily attributable to the securing of additional contracts with the US Air Force to further develop Ubitrax technology. These development contracts provided sufficient traction to result in an additional $875,000 15-month contract awarded in July 2020 for a beta deployment of Ubitrax at Dyess Air Force Base in Texas. Project milestone payments on this contract resulted in $300,000 of recognized revenue in 2020. The remaining milestones are expected to be met by Ubihere in October of 2021, which will trigger revenue recognition of an additional $575,000. In addition, a contract for approximately $150,000 was awarded in December 2020 by the US Air Force to evaluate the potential for implementation of Ubivision camera systems. No revenue from this project's milestone payments were recognized in 2020. The project is scheduled to be successfully completed in June 2021. Management expects all milestones on this contract to be met by this time and revenue recognized accordingly.

Cost of sales

Cost of sales in 2020 was $33,421, an increase of $22,862 over 2019's cost of sales of $10,559. The cost of sales represents the materials, components, and assembly costs of Ubihere's products. The increase reflected the additional costs associated with fulfillment of the new contracts with the US Air Force, discussed above. Management expects that production and fulfillment expenses associated with 2021 milestones will increase the cost of sales, and the ratio of cost of sales to revenue, going forward.

Gross margins

Gross profit for 2020 was $304,839, an increase of $131,155 over 2019 gross profit of $173,234. This increase was driven by the additional revenue generated from the contracts described above, balanced by a low ratio of cost of sales to revenue. Management expects higher gross profit for 2021 as a result of the anticipated completion of contract milestones, but that the ratio of gross profit to revenue will decline as a result of additional production and fulfillment costs. Gross margins will decline further as Ubihere begins commercial sales of their products which will increase relative cost of sales.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, fees for professional services, and research and development expenses. Operating expenses increased to $442,036 in 2020 from $210,471 in 2019. This increase is largely attributable to increased salaries and wages, much of which is in turn attributable to permanently hiring staff who were formerly part of the contracted research and development team. This increase in compensation was partially offset by reductions in research and development expenses, as well as reductions in legal and professional expenses. The Company had five full-time employees in 2020 and two in 2019. The company also employed a number of part time employees and student interns in both

2019 and 2020. Overall, the increase in expenses is primarily reflective of the ramp-up of the Company's operations, as it works to fulfill contractual obligations with its customers.

Historical results and cash flows:

From a cash flow perspective, the company received two one-time additions in the form of a $25,700 PPP loan and outside investment of $500,000 (sale of equity). From an operating perspective, the company continues to add additional contracts, leading to an expected increase in top-line revenue for 2021. Existing executed contracts with the Air Force have progress milestone payments totaling approximately $725,000 which will positively contribute to 2021 cash flow as they are paid.

Past performance may not be indicative of future results.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

In our opinion, the company currently has adequate cash on hand to meet the operating needs of the company. At the end of 2020, the company had cash on hand of $456,742 and current liabilities of $172,271.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The company views the funds of this campaign as critical to its operations in that these funds will be used for additional product development, roll-out and marketing.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

In our opinion, the funds from this campaign are not necessary to the viability of the company, however, they are a critical component of the company's growth strategy.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company's current burn rate, based on 2020 financials, is approximately $12,000 per month. Considering cash on hand, the company estimates that it would be able to operate for an additional 2-3 years if only the minimum is raised.

How long will you be able to operate the company if you raise your maximum funding goal?

The company estimates that it will be able to operate the company for at least 5 years if the maximum funding goal is reached.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

In the future, the company believes that it will qualify for a line(s) of credit based on receivables created from operations. In addition, and depending upon the success of this campaign, the company may consider a future capital raise.

Indebtedness

- **Creditor:** Convertible Note Holders
  Amount Owed: $162,927.00
  Interest Rate: 7.5%
  Maturity Date: December 14, 2020
  There are two convertible note holders - one has extended maturity to 6/14/21 and has expressed desire to convert. The other has executed a forbearance agreement whereby interest will continue to accrue with repayment expected by June 30, 2022.

Related Party Transactions

- **Name of Entity:** Converge Technologies
  Names of 20% owners: John Bair & Eric Wagner
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Converge Technologies provides technical services to the company and also leases space to the company.
  Material Terms: Monthly rent paid to related party = $1,400. For technical services, the base contracted rate is $34,166 per month.

Valuation

Pre-Money Valuation: $25,000,000.00

Valuation Details:

Our intelligent tag and video processing technologies enable real-time insights into the movement and interactions of equipment and people across your enterprise. From asset management to process management, Ubihere has a solution for your automated tracking needs.

Our advanced machine learning algorithms turn data collected from our hardware into useful insights that enable real-time valuable decisions and actions used to optimize your business processes and operations.

The company's current valuation was determined based on management's experience and at their discretion. Consideration was given to known investments and exits of comparable companies in related market spaces. As an example, Mobileye's $15.3 billion sale to Intel in 2018, highlight the potential of Ubihere's artificial intelligence position and navigation solutions. In another example, Ubihere competitor Samsara completed a $400mm capital raise at a $5.4B valuation in 2020, underscoring the size of the Asset Tracking markets.

We build cutting-edge patented technologies which solve complex challenges for customers across a number of large industrial markets, including healthcare, retail, manufacturing, logistics, navigation, and defense.

The company has an experienced team of researchers and engineers continuously improving the product lines and developing new commercial solutions.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have (i) assumed all outstanding options, warrants, and other securities with a right to acquire shares are exercised, and (ii) any shares reserved for issuance under a stock plan are issued. The Company set its valuation internally, without a formal third-party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  96.5%
  If minimum funding goal is reached, the $9,996.00 will be used for ongoing operations to include marketing, research & development and salaries.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  63.0%

There are three main functional areas where the company will bolster headcount following this raise. The first is onboarding additional executives, including a COO, Controller and Executive Assistant. The second is the onboarding of at least 8 full time engineers to support current product offerings and future research and development. The third is onboarding a full-time business development and sales and marketing department consisting of at least 2 professionals.

- *Research & Development*
  13.5%
  This will support new product research & development which will include expansion into secondary markets. These markets include retail, industrial/project management, and memory care. Funding will also be utilized to further the advancement of Ubihere's Ubivision artificially intelligent camera.

- *FCC Certification*
  4.0%
  The company will need to obtain FCC certification of its products. This certification is required in the United States for all electronic products that oscillate at 9 kHz or higher. Each version of the Ubitrax tags and anchors will require certification.

- *Marketing*
  10.0%
  Marketing funding will be utilized to support the reg-CF capital raise through Start Engine (5%). The company will utilize the remaining 5% to significantly ramp up its current marketing efforts post-raise. This will include thought leadership, content, and targeted marketing around its suite of products.

- *Industry Contractor Representatives*
  6.0%
  Ubihere anticipates utilizing established manufacturers' representatives to introduce and sell their solutions into the healthcare market. These representatives are typically compensated primarily via sales commissions but will require a minimum compensation commitment. This funding is utilized for that anticipated cost of sales.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://ubihere.com/ (www.ubihere.com/annualreport/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/ubihere

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Ubihere, Inc.

[See attached]

Ubihere, Inc. (the "Company") an Ohio Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Ubihere, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
June 24, 2021
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	456,742	77,454
Accounts Receivable	15,000	-
Other assets	1,904	620
Total Current Assets	473,646	78,074
TOTAL ASSETS	473,664	78,074
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accrued Interest Payable	12,067	5,960
Convertible Notes	150,860	75,482
Payroll Liabilities	9,344	1,885
Total Current Liabilities	172,271	83,327
Total Liabilities	172,271	83,327
Equity		
Common Stock	370	292
Owner's Investment (APIC)	500,000	-
Retained Earnings	(198,977)	(5,545)
Total Equity	301,393	(5,253)
TOTAL LIABILITIES & EQUITY	473,664	78,074

Statement of Operations

	Year Ended December 31,	
	2020	2019
Revenue	337,810	183,792
Cost Of Goods Sold	33,421	10,558
Gross Profit	304,389	173,234
Operating Expenses		
Salaries and Wages	326,201	43,804
Legal & Professional Services	9,534	21,832
Research & Development	62,544	127,059
Rent & Lease	11,900	7,743
General and Administrative	31,857	10,033
Total Operating Expenses	442,036	210,471
Operating Loss	(137,647)	(37,237)
Other Income (expense)		
Forgiven PPP Loan	25,700	
Loan Repayment Fee	(75,378)	
Interest Expenses	(6,107)	(5,681)
Net Loss	(193,432)	(42,918)

Statement of Cash Flows

	Year Ended December 31,	
	2020	2019
Beginning Cash Balance	77,455	117,026
Cash Flow from Operations		
Net Income	(193,432)	(42,918)
Additions to Cash		
Decrease in Prepaid Development Costs	-	48,000
Increase in Accounts Payable	-	-
Increase in Accrued Interest Payable	6,107	5,681
Increase in Accrued Repayment Fee	75,378	-
Increase in Payroll Liabilities	7,459	1,885
Reductions to Cash		
Increase in Accounts Receivable	(15,000)	-
Increase in Other Current Assets	(1,302)	-
Decrease in Accounts Payable	-	(52,219)
Total Cash Flow from Operations	(120,790)	(39,571)
Cash Flow from Investing Activities	-	-
Cash Flow from Financing Activities		
Additional Common Stock Investment	78	-
Additional Paid in Capital	500,000	-
Cash Flow from Financing Activities	500,078	-
Net Cash Flow	379,288	(39,571)
CASH AND CASH EQUIVALENTS AT END OF PERIOD	456,743	77,455

Statement of Changes in Shareholder Equity

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	# of Shares	$.1 Par			
Balance on January 1, 2019	978	292.07	-	37,373	37,665
Net Income	-	-	-	(42,918)	(42,918)
Balance on December 31, 2019	978	292.07	-	(5,545)	(5,253)
Stock Grant	41.5	78.09	-	-	78
Additional Paid in Capital	-	-	500,000	-	500,000
Net Income	-	-	-	(193,432)	(193,432)
Balance on December 31, 2020	1,019.5	370.16	500,000	(198,977)	301,393

Ubihere, Inc
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Ubihere, Inc ("the Company") was formed in Ohio on October 17, 2016. The Company plans to continue earning revenue through the sale of customized hardware and software solutions for real-time location tracking and interactive data collection.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue as performance obligations are satisfied

The Company generates revenues by selling hardware and software solutions for real-time location services to customers in various industries, and to the US military. The Company has been paid to run pilot tests of its products, and the largest initial customer during the periods of review was the US Air Force. The Company's contracts with its customers have performance milestones and the company recognizes revenue as the milestones are completed and approved by its customers.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation - ASC 718-10-50

The Company had no outstanding option or equity issuances subject to expense recognition for the periods ended December 31, 2019 or December 31, 2020.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the years under review, the Company accrued and paid the following amounts to Converge Technologies, Inc., an entity that owned 11.64% of the fully-diluted common stock of the Company at December 31, 2020:

	December 31, 2019	December 31, 2020
Rent	$3,500	$11,900
Research & Development Expenses	$77,067	$169,498

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into two convertible note agreements for the purposes of funding operations. The interest on the notes were 7.5%. The notes were scheduled to mature on December 14, 2020. One noteholder has agreed to extend the maturity of the note to June 14, 2021; the other has entered a forbearance agreement that indicates its willingness to not enforce its rights under the note until at least June 30, 2021. The notes are convertible into shares of the Company's common stock and it is expected that one of the noteholders will exercise his conversion rights prior to June 30, 2021.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	150,861
2022	-
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

At December 31, 2019 and December 31, 2020, the Company had authorized 1,500 common shares with a par value of $0.01 per share, of which 978 were issued and outstanding as of 2019, and 1019.5 were issued and outstanding as of 2020. On June 10, 2021, the company split the stock at a ratio of 3,333.3334 shares per existing share, resulting in authorized shares of 5,000,000, of which 3,398,332 were issued and outstanding.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors. The Company has not issued preferred stock.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 24, 2021, the date these financial statements were available to be issued.

On June 10, 2021, the Company amended its Articles of Incorporation to increase the number of authorized common shares to 5,000,000.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth Company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth Company, and, for as long as we continue to be an emerging growth Company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth Company, as defined in the JOBS Act, for up to five years following our IPO.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Testimonial Transcript

"Who are you?"

I am a Health Systems and C-Suite strategist with Factor 7 Medical (a medical technology consulting partnership). Former hospital executive responsible for 800 bed quaternary referral center in Dayton, Ohio. 32 years of healthcare executive and C-Suite experience. www.linkedin.com/in/mark-shaker-82ab5348

"What is the problem with tracking and management of assets and equipment?" Many pieces of healthcare devices and equipment our mobile. A medium size hospital can have hundreds of these devices spread out throughout the organization. If not placed in the proper location, clinicians can be delayed in the care and treatment of their patients. Additionally, regular PM must be done on many of these devices as well as updates to their operating systems. If it is difficult to locate these items, the organization can face many clinical and operational and financial risks.

"How much equipment does a typical hospital lose annually?" Millions annually are lost due to lost or stolen equipment from hospitals.

"How much time do you spend looking for lost or moved equipment?" According to a recent survey of hospital nurses, a third of nurses spent

1 hour each shift trying to find commonly used hospital equipment. 16% said they experienced instances where they eventually just gave up looking and did without the equipment in question. It's a huge problem.

"What benefits would you derive from having real-time accurate information on your equipment?....increased throughput...reduced capital equipment loss...etc."? More timely management of the clinical care of patients, improved operational efficiency by reducing time wasted searching for equipment, timely preventative maintenance and operating system upgrades to equipment when required decreased capital outlays due to replacing lost equipment assets.

Main Video

Script

Ubihere develops next-generation real-time location systems.

Our products provide a novel, low-cost, low-power, highly accurate approach to geolocalization in a GPS-denied environment, both indoors and outdoors.

Ubihere's technology pinpoints exact locations in real time using 2D and 3D technology, and solves complex location and tracking problems using patented technology developed with a decade of research.

Ubihere's technology was invented at the Ohio State University (OSU) in support of NASA's "Return to the Moon" and "Mission to Mars" programs -- to ensure astronauts can find their way from experiment sites back to their landing units.

The creator and developer of this technology is Dr. Alper Yilmaz, head of Ohio State's nationally renowned Photogrammetric Computer Vision Lab and Founder and CTO of Ubihere.

Presently, tracking technologies such as GPS come with serious limitations, including reliance on infrastructure like satellites and antennas, inaccurate location-mapping, or, in the case of RFID, a very short battery life.

Ubihere's patented "real-time geospatial awareness" methodology has been used as the foundation for a hardware tag tracking solution, Ubitrax, and an artificially intelligent video processing system, Ubivision.

Both of these systems employ machine learning and allow for location, tracking and navigation without GPS, check points, or external stimulus.

Here on Earth, the technology is being expanded into healthcare, for asset and patient indoor tracking;

into retail, for tracking consumer behavior in physical stores;

in manufacturing for indoor/outdoor tracking of assets and equipment;

in the military to receive precise, on-demand location tracking;

and soon, for allowing autonomous vehicles and systems to navigate without having to use GPS.

"Ubitrax is a tag that's installed on the object you want to track and allows for immediate location identification in real time.

"

"Ubivision is a camera-based solution that uses deep machine learning and sensors to learn the blueprint of its immediate environment. Once installed, the camera technology pinpoints its own location based off a pre-programmed map. As equipment and people move in/out of its field of vision, it can then track each object in its environment and relay that position.

"

Ubihere is developing an operational prototype using its proprietary AI and deep-learning sensor fusion technology into autonomous drone technology to create a scalable aircraft control infrastructure to keep track of unmanned aircraft - or, drones - for federal, state, and local government entities, including first responders.

Current asset management solutions are costly and inefficient.

Today, approximately $1.1 trillion worth of capital is tied up in business assets and inventory.

Traditional methods of keeping track of assets are expensive, and put unnecessary stress on operational workflow.

[INSERT QUOTE FROM HOSPITAL EXEC]

The indoor tracking industry alone is expected to grow from $6.1 billion to $17 billion by 2025, and Ubihere's ability to provide customized solutions expands our reach to many other additional markets.

Our team has the expertise and experience to successfully launch and grow Ubihere's business. Ubihere's CEO, John Bair, has over 25 years of experience design and manufacturing high-tech electronics. Our CTO and Founder, Dr. Alper Yilmaz, is a leading researcher in geospatial technologies.

We believe that the affordability and customizable solutions offered by Ubihere's patented technology will disrupt the indoor location tracking market, as well as many other industries.

Ubihere: Track what matters.

Main Video

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Ubihere creates next-generation real-time location systems

Optimizing asset management with improved tracking technology

Ubihere pinpoints exact locations in real-time using 2D and 3D technology, and solves complex location and tracking problems using patented.

"Based on over a decade of research conducted by Dr. Alper Yilmaz at The Ohio State

University to support NASA's "Mission to Mars" and "Return to the Moon" programs."

Dr. Alper Yilmaz, head of Ohio State's nationally renowned Photogrammetric Computer Vision Lab and Founder and CTO of Ubihere. // NASA Logo // Ohio State Logo

GPS has serious limitations

UbiTrax and UbiVision employ machine learning and allow for location, tracking and navigation without GPS, check points, or external stimulus.

(same as above)

Healthcare

Retail

Manufacturing

Military

UAVs/Drones

UbiTrax uses a variety of multi-sensor low-power tags to track assets, equipment, and people in complex indoor/outdoor operating environments.

UbiVision is a camera technology system that supports real-time video-based intelligence and analytics and is easily trained to perform visual object recognition and interaction analysis.

Ubihere is developing a scalable aircraft control infrastructure to keep track of unmanned aircraft - drones - for federal, state, and local government entities, including first responders.

Current asset management solutions are costly and inefficient.

Today, approximately $1.1 trillion worth of capital is tied up in business assets and inventory.

Traditional methods of keeping track of assets are expensive, and put unnecessary stress on operational workflow.

The indoor tracking industry alone is expected to grow from $6.1 billion to $17 billion by 2025

Expert Scientists and Experienced Entrepreneurs

We see Ubitrax becoming the go-to healthcare indoor tracking solution within the first five years of launch.

Eric Video

Script

Over the last four decades humans have become overly reliant on GPS for outdoor position and navigation. It is in on our planes, cars, phones, and even our wrists.

The real-time accurate information provided enables us to navigate in foriegn countries, track our deliveries, and even evaluate our fitness performance.

But what about where there is no GPS? (pause) Like on the moon....or mars.

NASA needed to know how future colonies of astronauts and autonomous rovers could navigate accurately on extraterratrial planets.

To answer this challenging space question, NASA turned to The Ohio State University and Dr. Alper Yilmaz, head of the nationally renowned Photogrammetric Computer Vision Lab.

Over several years, Dr. Yilmaz and his colleagues sucessfully researched and then developed the artificial intellegence software required to learn spatial awareness in new enviroments using only low-cost sensors and cameras.

The breakthrough technology was granted a patent and Dr. Yilmaz was honored as Ohio State's innovator of the year.

The same challenges NASA identified in space occur here on Earth in places where GPS does not work; places like indoors or large cities. Indoor position and navigation is a rapidly growing $7 billion dollar market.

Dr. Yilmaz founded Ubihere to bring this space-based technology to problems here on our planet. The company launched in 2018 with the goal of disrupting the indoor position and navigation market.

Ubihere develops next-generation real-time artificially intellgent spatial awareness solutions that enable accurate tracking of location, movement, and actions in complex enviroments.

By unlocking this data, Ubihere provides our customers with intellegence needed to make valuable real-time business decisions.

Ubihere is developing two commercial product lines based on our geospatial awareness patent. Ubitrax, a comprehensive hardware tag tracking solution, and Ubivision, an artificially intelligent video processing system.

Ubitrax allows customers to accurately track assets, equipment, and people indoors and across their facilities. From our low-cost bluetooth tags through are high-end self aware tags, Ubihere allows customers to rapidly install Ubitrax with minimal infrastructure required.

Ubivision provides customers a highly capable intellegent camera solution which can be trained to monitor a wide-range of applications. From process improvement to visual based navigation, Ubivision rises to the challenge.

Our launch market is in healthcare were we will sell Ubitrax and Ubivision to large medical centers to support real-time asset management and process improvement.

Today, approximately $1.1 trillion worth of capital is tied up in business assets and inventory. Ubihere ensures customers utilize them in an effecient value-added manner.

The indoor position and navigation market is expected to balloon to $17 billion by 2025 and Ubihere is positioned to grow with it by adressing follow-on markets such as:

retail, tracking consumer behavior in stores;

manufacturing and logistics - real-time asset management

military - secure localized tracking of assets and equipment

 and soon, we will announce Ubivision allowing autonomous vehicles and systems to navigate visually both indoors and outside.

Ubihere has been supported by more than $850,000 of previous investment and gratns.

The US Air Force has awarded Ubihere more than $1 million dollars in research and development contracts for both Ubitrax and Ubivision.

The company has successfully completed commercial pilots for both products with launch customers in healthcare and retail.

Our team is comprised of highly experienced and sucessful serial entrepreneurs, engineers, and researchers. John Bair, our CEO, previously founded and IPOed Pinnacle Data Systems, a global electronics manufactruing company.

Ubihere is headquated in a 27,000 sqft innovation center where we develop and manufacture our solutions. We are proudly a Made in Amerca company.

We are passionate about our innovations and excited to disrupt the market. Won't you join us on our journey?

Ubihere. Track what matters.

Eric Video

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Over 6.4 BILLION GPS recievers worldwide. Estimated to be 9.5 billion by 2029.

The power of location data.

GPS only works on Earth

NASA asks the hard questions

Ohio State performs almost a billion dollars of annual research

Dr. Yilmaz and his colleagues solve the problem.

Patented breakthrough solution for position and navigation without GPS

Bigger than GPS?

Go big or go home

Ubihere creates next-generation real-time location systems

Powerful data

Ubihere products

Indoor Position and Navigation Solution

Artificially Intellegent Camera

Multiple Ongoing Pilots

Multiple quotes from Mark Shaker.

Launch Market

Retail

Manufacturing

Military

Autonmous Navigation

Supportive Partner Network

First Adopter

Launch Customers

Experience Matters

Made in America

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